December 7, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Link

Re:	Nebula Caravel Acquisition Corp.
Registration Statement on Form S-1
Filed November 20, 2020, as amended
File No. 333-250804

Dear Mr. David Link:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Nebula Caravel Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 8, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that, as of the date hereof, they have distributed approximately 1,000 copies of the Preliminary Prospectus dated November 20, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
as Representative of the Several Underwriters

By:	/s/ Ravi Raghunathan
Name: Ravi Raghunathan
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.
as Representative of the Several Underwriters

By:	/s/ Brandon Sun
Name: Brandon Sun
Title: Director

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

WILLIAM BLAIR & COMPANY, L.L.C.
as Representative of the Several Underwriters

By:	/s/ Gary Morabito
Name: Gary Morabito
Title: Director, Equity Capital Markets

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED
as Representative of the Several Underwriters

By:	/s/ Craig DeDomenico
Name: Craig DeDomenico
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]